SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Burcon NutraScience Corporation
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

120831 10 2
(CUSIP Number)

February 7, 2014
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 120831 10 2	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
E-Concept Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
	5	SOLE VOTING POWER
NUMBER OF		1,873,038 (1)
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,873,038 (1)
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,873,038 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%
12	TYPE OF REPORTING PERSON*
CO

(1)	Includes 62,459 common shares issuable upon exercise of warrants and 249,835 common shares E-Concept Ltd. may be obligated to purchase under a standby commitment agreement.

CUSIP No. 120831 10 2	13G	Page 3 of 5 Pages

Item 1     (a).         Name of Issuer:

Burcon NutraScience Corporation

Item 1     (b).         Address of Issuer’s Principal Executive Offices:

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2

Item 2     (a).         Name of Person Filing:

E-Concept Ltd.

Item 2     (b).         Address of Principal Business Office or, if None, Residence:

Tropic Isle Building
P.O. Box 438, Road Town
Tortola
British Virgin Islands

Item 2     (c).         Citizenship:

British Virgin Islands

Item 2     (d).         Title of Class of Securities:

Common Shares without par value

Item 2     (e).         CUSIP Number:

120831 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. 120831 10 2	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

See Items 5-8 on the cover page

Item 4.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 120831 10 2	13G	Page 5 of 5 Pages

Item 10.                 Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

E-CONCEPT LTD.
By: /s/ Tang Chi Ming Name: Tang Chi Ming Title: Director